STATE STREET MASTER FUNDS

PLAN OF LIQUIDATION AND TERMINATION OF SUB-TRUST

This Plan of Liquidation and Termination of Sub-Trust (the “Plan”) is made by State Street Master Funds (the “Trust”), a Massachusetts business trust, with respect to State Street Tax Free Money Market Portfolio (the “Sub-Trust”), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Trust. The Sub-Trust is a series of the Trust, which is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and termination of the Sub-Trust in conformity with all provisions of Massachusetts law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Amended and Restated Agreement and Declaration of Trust dated April 14, 2014 (the “Declaration of Trust”).

WHEREAS, under the terms of the Declaration of Trust, the Trust’s Board of Trustees (the “Trustees”) may, by written notice to the Shareholders of such Sub-Trust terminate any Sub-Trust at any time; and

WHEREAS, by written consent dated as of October 13, 2015, a majority of the Trustees then in office voted approval of this Plan as the method of liquidating and terminating the Sub-Trust in accordance with applicable provisions of Massachusetts law and the Trust’s Declaration of Trust, including but not limited to Article IV, Section 3 and Article IX, Section 4 of the Declaration of Trust.

NOW, THEREFORE, the liquidation and termination of the Sub-Trust shall be carried out in the manner hereinafter set forth.

1.	Effective Date of Plan. This Plan shall become effective with respect to the Sub- Trust on October 15, 2015 or such later date as an officer of the Trust, on advice of counsel and with notice to Trustees shall determine is appropriate (the “Effective Date”).

2.	Termination. As soon as practicable following the Effective Date, the Sub-Trust shall terminate in accordance with Section 708(b)(1)(A) of the Code (the “Liquidation”).

3.	Cessation of Business. Upon and after the Effective Date, the Sub-Trust shall not engage in any business activities, except for the purposes of winding up its business and affairs, and shall distribute the Sub-Trust’s assets to its shareholders in accordance with the provisions of this Plan; provided, however, that to the extent consistent with the winding up of its business the Sub-Trust may continue to carry on its activities as an investment company, with regard to its existing shareholders and assets, until the date of its final distribution to shareholders (the “Liquidation Date,” and the period of time between the Effective Date and the Liquidation Date, the “Liquidation Period”).

4.	No Further Issuance of Shares. The proportionate interests of shareholders in the assets of the Sub-Trust shall be fixed on the basis of their respective shareholdings at the close of business on the Effective Date and no further shares of beneficial interest in the Sub-Trust will be sold or issued.

5.	Conversion of Assets to Cash. The assets of the Sub-Trust shall be converted to cash or cash equivalents, to the extent possible, as soon as it is reasonable and practicable after the Effective Date. Any assets that cannot be converted to cash, will be distributed to shareholders in kind on or before the Liquidation Date (see below).

6.	Liabilities. During the Liquidation Period, the officers of the Trust shall cause the Trust to pay, discharge, or otherwise provide for the payment or discharge of, any and all charges, taxes, expenses, and liabilities of the Sub-Trust from the assets of the Sub-Trust, to the extent such liabilities are known and quantifiable. The Sub-Trust shall distribute to Shareholders any remaining liabilities and obligations of the Sub-Trust, including any unknown or contingent liabilities or obligations, along with its assets, on or before the Liquidation Date (see below).

7.	Distribution to Shareholders. During the Liquidation Period and subject to any payments made by the Sub-Trust pursuant to paragraph 6, above, the Sub-Trust will distribute, in one or more liquidating distributions (each, a “Liquidating Distribution”) all of its assets to shareholders of record (including any right to future income, whether known or unknown, fixed or contingent), subject to the Sub-Trust’s liabilities (whether known or unknown, fixed or contingent). The Sub-Trust will make such distributions ratably, in each case corresponding to the shareholder’s proportionate interest in the net assets of the Sub-Trust, at the time of each such Liquidating Distribution, taking into account any redemptions or transfers of shares of beneficial interest by shareholders after the Effective Date and prior thereto. The first Liquidating Distribution is expected to consist of cash representing substantially all the assets of the Sub-Trust, less any amount reserved to pay creditors of the Sub-Trust pursuant to paragraph 6. Upon payment of a Liquidating Distribution that, when combined with prior Liquidating Distributions, if any, results in the distribution of all of the assets of the Sub-Trust, subject to all remaining liabilities (i.e., the Liquidation Date), all outstanding shares of the Sub-Trust will be deemed cancelled.

8.

Powers of Trustees. The Trust’s Trustees and, subject to the direction of the Trustees, its officers shall have authority to do or authorize any or all acts as provided for in this Plan and any and all such further acts as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the termination of contracts entered into in connection with the portfolio management of the Sub-Trust, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws or regulations, and, acting on behalf of the shareholders, and such other actions as they deem appropriate, in each case without shareholder action. The death, resignation or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan. After the completion of the distribution of the Sub-Trust’s assets and the termination of the Sub-Trust under the Plan, the Trustees shall be discharged of any and all further liabilities and duties with respect to the Sub-Trust and its shareholders and/or its creditors, and the right, title and interest of all parties shall be canceled and discharged with respect to the Sub-Trust.

10.	Expenses. Any and all legal, accounting and other expenses (but not portfolio transaction costs) incurred in connection with the liquidation and termination of the Sub-Trust will be borne by SSGA FM.

11.	Amendment of Plan. The Trustees shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the termination of the Sub-Trust, and the distribution of the Sub-Trust’s net assets to its shareholders in accordance with the laws of the Commonwealth of Massachusetts, the Investment Company Act, the Code, and the Declaration of Trust, if the Trustees determine that such action would be advisable and in the best interests of the Sub-Trust and its shareholders.

12.	Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trust’s Trustees at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Trustees in their sole discretion, make proceeding with this Plan inadvisable for the Sub-Trust.

13.	Filings. As soon as practicable after the final distribution of the Sub-Trust’s assets to shareholders, the Trust shall file notice of liquidation and termination of the Sub-Trust and any other documents as are necessary to effect the liquidation and termination of the Sub-Trust in accordance with the requirements of the Trust’s Declaration of Trust, Massachusetts law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Sub- Trust is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to the Sub-Trust’s final federal income tax return on Form 1065.

14.	Further Assurances. The Trust shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

15.	Governing Law. This Plan shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts.